June 10, 2010

Jon W. Swets
Chief Financial Officer
Macatawa Bank Corporation
10753 Macatawa Drive
Holland, Michigan 49424

      Re: **Macatawa Bank Corporation**
             Item 4.01 Form 8-K Filed May 21, 2010
             Item 4.01 Form 8-K/A Filed June 3, 2010
             File No. 000-25927

Dear Mr. Swets:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K Filed May 21, 2010
Form 8-K/A Filed June 3, 2010

Item 4.01 Changes in Registrant's Certifying Accountant

1. We note the disclosure that the engagement with Crowe Horwath LLP ended with the filing of the company's Form 10-K Annual Report and was not renewed. Also, you state that Crowe Horwath was engaged during 2010 for the limited purpose of performing a review of the unaudited quarterly financial statements included in the company's Form 10-Q Quarterly Report for the quarter ended March 31, 2010. In this regard, the staff notes that the Form 10-K, Annual Report and Form 10-Q were filed on March 30, 2010, March 31, 2010 and April 29, 2010, respectively. In addition, the auditor's letter which appears as Exhibit 16 states that on May 18, 2010 Crowe Horwath was notified that they had been dismissed. Please amend your Form 8-K to state whether your former auditor resigned, declined to stand for re-election, or was dismissed and the date thereof. Also, indicate whether the decision to change auditors was recommended or approved by any audit or similar committee of the board of directors or the board of directors.

Item 9.01 Financial Statements and Exhibits

Exhibit 16.1 Auditor's Letter

2. In the amended Form 8-K, please include a new letter from the former auditor addressing the revised disclosures.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 if you have any questions.

Sincerely,

Chris Harley
Reviewing Accountant